Sara Lee Corporation

3500 Lacey Road

Downers Grove, IL 60515

(630) 598-6000

July 17, 2009

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7010

Attn:	Jill Davis

    Branch Chief

Re:	Sara Lee Corporation (Commission File No. 001-03344)

    Form 10-K Filed August 27, 2008 (“Form 10-K”)

    Form 10-Q Filed February 4, 2009 (“Form 10-Q”)

    Response Letter Dated May 29, 2009

Dear Ms. Davis:

This letter responds to the letter dated June 11, 2009 (the “Comment Letter”) containing comments from the staff of the Division of Corporation Finance of the Securities and Exchange Commission resulting from the staff’s review of the filings of Sara Lee Corporation (“Sara Lee” or the “corporation”) identified above. Our responses are set out below following the text of the Comment Letter to which each response relates.

Form 10-K for the Fiscal Year Ended June 30, 2008

Exhibit 13 – Portions of Sara Lee’s Annual Report to Stockholders

Note 2 – Summary of Significant Accounting Policies – Accelerated Depreciation, page 48

Comment 1: We note your response to our prior comment number five. Please call us at your earliest convenience to further discuss this matter.

Response 1: In response to the staff’s prior comments and further to discussion on our call with the staff, in future filings, the corporation will revise its disclosure to limit our discussion of the incremental impact resulting from changes in useful life estimates arising as a result of certain exit or disposal activities to our management’s discussion and analysis in order to explain our results of operations and critical accounting policies.

The following text represents excerpts from our 2008 Form 10-K for Notes 2 and 5 to the corporation’s Financial Statements modified to reflect anticipated changes to our disclosure in response to the staff’s comments (added text is underlined and deleted text is ~~struck out~~). In addition to the revised excerpts noted below, the corporation will remove the column “Accelerated Depreciation” from each rollforward table in the annual discussions of exit and disposal costs included in Note 5.

Securities and Exchange Commission

July 17, 2009

Note 2 – Summary of Significant Accounting Policies

Property Property is stated at historical cost and depreciation is computed using the straight-line method over the lives of the assets. Machinery and equipment are depreciated over periods ranging from 3 to 25 years and buildings and building improvements over periods of up to 40 years. Additions and improvements that substantially extend the useful life of a particular asset and interest costs incurred during the construction period of major properties are capitalized. Leasehold improvements are capitalized and amortized over the shorter of the remaining lease term or remaining economic useful life. Repairs and maintenance costs are charged to expense. Upon sale or disposition of a property element, the cost and related accumulated depreciation are removed from the accounts. Capitalized interest was $18, $20 and $20 in 2008, 2007 and 2006, respectively.

The corporation tests held and used property ~~is tested~~ for recoverability whenever events or changes in circumstances indicate that its carrying value may not be recoverable. Such events include significant adverse changes in the business climate, current period operating or cash flow losses, forecasted continuing losses or a current expectation that an asset group will be disposed of before the end of its useful life. Recoverability of property is evaluated by a comparison of the carrying amount of an asset or asset group to future net undiscounted cash flows expected to be generated by the asset or asset group. If the carrying amount exceeds the estimated future undiscounted cash flows then an asset is not recoverable. The impairment loss recognized is the amount by which the carrying amount of the asset exceeds the estimated fair value using discounted estimated future cash flows.

In conjunction with its assessments of recoverability, the corporation also reviews depreciation estimates and methods for its properties that are included within larger held and used asset groups for which no impairment exists, which can result in changes in estimates in the remaining useful lives of specific assets. In certain circumstances, the corporation will target certain assets for disposal or abandonment prior to the end of previously estimated useful lives pursuant to an exit plan. Where appropriate, the corporation adjusts the estimated useful lives for any such assets targeted for disposal. A revised estimate of depreciable life requires the corporation to recognize incremental depreciation in excess of depreciation expense based on the previous estimated useful life. During 2008, 2007 and 2006, the incremental impact of revised estimates of remaining depreciation expense in excess of the original depreciation expense resulting from the change in estimate for these assets aggregated $1 million, $32 million and $39 million, respectively.

Assets that are to be disposed of by sale are recognized in the financial statements at the lower of carrying amount or fair value, less cost to sell, and are not depreciated after being classified as held for disposal. In order for an asset to be classified as held for disposal, the asset must be actively marketed, be available for immediate sale and meet certain other specified criteria.

*  *  *  *  *  *

Exit and Disposal Activities Exit and disposal activities primarily consist of various actions to sever employees, exit certain contractual obligations and dispose of certain assets. Charges are recognized for these actions at their fair value in the period in which the liability is incurred. Adjustments to previously recorded charges resulting from a change in estimated liability are recognized in the period in which the change is identified. Our methodology used to record these charges is described below.

Severance Severance actions initiated by the corporation are generally covered under previously communicated benefit arrangements under SFAS 112, which provides for termination benefits in the event that an employee is involuntarily terminated. Liabilities are recorded under these arrangements when it is probable that employees will be entitled to benefits and the amount can be reasonably estimated. This occurs when management with the appropriate level of authority approves an action to terminate employees who have been identified and targeted for termination within one year.

Noncancelable Lease and Contractual Obligations Liabilities are incurred for noncancelable lease and other contractual obligations when the corporation terminates the contract in accordance with contract terms or when the corporation ceases using the right conveyed by the contract or exits the leased space. The charge for these items is determined based on the fair value of remaining lease rentals reduced by the fair value of estimated sublease rentals that could reasonably be obtained for the property, estimated using an expected present value technique.

Securities and Exchange Commission

July 17, 2009

~~Accelerated Depreciation and Amortization In certain cases the corporation has targeted an asset or group of assets for disposal and assesses impairment under the “held and used’ model under SFAS 144. See the description under “Property” and “Trademarks and other Identifiable Intangible Assets” discussed previously in the Note for further details of the impairment methodology followed by the corporation. Accelerated depreciation and amortization is associated with decisions to dispose of or abandon the use of certain tangible and intangible assets at dates earlier than previously anticipated, pursuant to an exit plan. Accelerated depreciation and amortization represents the incremental impact of the revised estimate of remaining depreciation expense in excess of the original depreciation expense.~~

Other For other costs associated with exit and disposal activities, a charge is recognized at its fair value in the period in which the liability is incurred, estimated using an expected present value technique, generally when the services are rendered.

Note 5 – Exit, Disposal and Transformation Activities

The company announced a transformation plan in February 2005 designed to improve performance and better position the company for long-term growth. The plan involved significant changes in the company’s organization structure, portfolio changes involving the disposition of a significant portion of the corporation’s business, and a number of actions to improve operational efficiency. As part of its ongoing efforts to improve its operational performance, the corporation initiated additional actions in 2008 and recognized certain trailing costs related to transformation actions initiated in earlier years, including the impact of certain activities that were completed for amounts more favorable than previously estimated.

The nature of the costs incurred under actions initiated in 2008 and the long-term transformation plan includes the following:

Exit Activities, Asset and Business Disposition Actions

These amounts primarily relate to:

•	Employee termination costs

•	Lease exit costs

•	Gains or losses on the disposition of assets or asset groupings that do not qualify as discontinued operations

Transformation Costs

These amounts primarily relate to:

•	Expenses associated with the installation of new information systems, including the amortization of capitalized software costs

•	Cost to retain and relocate employees, as well as costs to recruit new employees

•	Consulting costs

•

~~Accelerated depreciation and amortization associated with decisions to dispose of or abandon the use of certain tangible and intangible assets at dates earlier than previously anticipated, pursuant to an exit plan. Accelerated depreciation represents the incremental impact of the revised estimate of remaining depreciation expense in excess of the original depreciation expense.~~

Transformation costs do not qualify for treatment as an exit activity or asset and business disposition under Statement of Financial Accounting Standards No. 146, “Accounting for Costs Associated with Exit or Disposal Activities.” However, management believes that the disclosure of these transformation related charges provides the reader with greater transparency to the total cost of the transformation plan. In addition to the costs referenced above, the corporation may also revise estimates of the remaining useful lives of certain tangible and intangible assets as a result of actions taken pursuant to an exit plan. See additional discussion under Property in Note 2.

Securities and Exchange Commission

July 17, 2009

The following is a summary of the (income) expense associated with new and ongoing actions, which also highlights where the costs are reflected in the Consolidated Statements of Income along with the impact on diluted EPS from continuing operations:

In millions	2008		2007		2006
Cost of sales
~~Accelerated depreciation~~	~~$~~	~~1~~	~~$~~	~~31~~	~~$~~	~~30~~
Transformation charges		$8		$10		$5
Selling, general and administrative expenses
~~Accelerated depreciation~~		~~—~~ 		~~1~~		~~8~~
Transformation charges		43		109		154
Vacation policy changes		—		—		(14)
Net charges for (income from)
Exit activities		39		106		166
Asset and business dispositions		(1)		(12)		(80)

Reduction in income from continuing operations before income taxes		~~90~~89		~~245~~213		~~270~~231
Income tax benefit		(31)		~~(89)~~(77)		~~(91)~~(78)

Reduction in income from continuing operations	$	~~59~~58	$	~~156~~136	$	~~179~~153

Impact on diluted EPS from continuing operations		$0.08	$	~~0.21~~0.18	$	~~0.23~~0.20

*  *  *  *  *  *

2007 Actions

•	~~Recognized accelerated depreciation primarily on domestic meat processing facilities and equipment. All of the facilities were closed by the end of 2007.~~

*  *  *  *  *  *

2006 Actions

•	~~Recognized accelerated depreciation on manufacturing facilities and equipment impacting all of our segments and on certain administrative buildings in our North American operations.~~

Note 15 – Intangible Assets and Goodwill Intangible Assets, page 63

Comment 2: We note from your response to our prior comment number seven that you have not assessed materiality for the prior quarterly periods. Please note that the issuance of annual financial statements does not obviate the need for you to consider materiality for previously issued quarterly financial statements. Please provide us with an assessment of materiality for the quarterly interim periods.

Response 2: The corporation acknowledges the staff’s policy with respect to assessing the materiality of out of period items for prior interim periods for those fiscal years for which it has issued annual financial statements. In response to the staff’s comment, the corporation presents below its assessment of materiality for the quarterly interim periods excluded from its response to the staff’s prior comment number seven.

Consistent with the corporation’s out of period item assessment policy for the periods presented in its prior response, the information below includes the quarterly impact of error origination and correction for each of the four quarterly periods for fiscal years 2006

Securities and Exchange Commission

July 17, 2009

and 2007. The errors included in this assessment represent the same errors included as a part of the contemporaneous fiscal year 2008 materiality assessment. The corporation has subsequently identified and corrected additional out of period income statement items during fiscal 2009, which would have impacted certain of the assessments of comprehensive income presented below. The corporation concluded that the subsequent out of period items do not have a significant impact on the quantitative tests performed for the goodwill measurement error, nor would they have influenced management’s conclusions documented below.

Summary of Materiality Assessment

Consistent with its assessment of the annual and quarterly periods included in our prior response, the corporation considered guidance included in Staff Accounting Bulletins Topics 1.M. and 1.N., and guidance found in FASB Concept Statement No. 2 in its assessment of the quarterly interim periods presented below. In addition, management considered the content of certain speeches delivered by SEC staff at annual AICPA Conferences on SEC and PCAOB Developments, which include discussion pertaining to materiality assessments. As a part of its assessment, the corporation considered both the quantitative and qualitative impact of the identified error on all of its previously filed reports and considered whether, in light of the surrounding circumstances, the errors were such that it was probable that the judgment of a reasonable person relying on the corporation’s previously issued reports would have been changed or influenced by the identified errors. This approach considered whether there was a substantial likelihood that the adjustments would have been viewed by a reasonable investor as having significantly altered the “total mix” of information made available for any prior fiscal period. In the context of an adjustment or misstatement of a financial statement item, while the “total mix” includes the size in numerical or percentage terms of the error, it also includes the factual context in which the user of financial statements would view the financial statement item.

The corporation believes that its primary investor and analyst constituency focuses primarily on net earnings and cash flow metrics such as sales, operating income, EBIT, EBITDA and free cash flow in assessing Sara Lee’s performance and predicting future results. The impact of the goodwill measurement errors in periods of origination and the correcting adjustment did not impact the corporation’s statements of income or cash flows, and had no effect on the key metrics utilized by investors. As a result, based on the analysis further documented below, the corporation concluded that the judgment of a reasonable person relying on the corporation’s previously issued quarterly reports would not have been changed or influenced by the errors or correcting adjustment. As a result, management recorded the correction during the second quarter of fiscal 2008.

Quantitative Analysis of Materiality

The corporation assessed the impact of the goodwill measurement error in each of the quarterly periods in which the error originated on the primary account lines affected by the error: comprehensive income, goodwill and total equity. The impact of correction during the second quarter of fiscal 2008 was included in the corporation’s prior response. As a part of its assessment of the impact on comprehensive income, the corporation calculated the impact of the error for all periods impacted both on an individual basis and combined with other identified out of period items impacting comprehensive income. The other items consist of both the origination of identified and corrected errors in the years presented, as well as the out of period impact of correction of prior period errors in the respective fiscal periods assessed. All out of period items have been assessed individually and in the aggregate for materiality and management has determined that none of the items are material to Sara Lee financial statements. In addition, all identified errors in prior period financial statements have been corrected either with subsequent reversing entries to the corporation’s financial statements or as a part of the entry recorded as an adjustment to retained earnings upon the corporation’s adoption of SAB 108.

Securities and Exchange Commission

July 17, 2009

For periods beginning during fiscal 2007 (the annual period of adoption of SAB 108), the corporation assessed the out of period item impact using the dual approach, as described in SAB 108, using both the rollover and iron curtain methods of significance assessment. For fiscal 2006, the corporation assessed the impact using the rollover method, as that was the method employed by the corporation prior to adoption of SAB 108.

Each of the quantitative measures the corporation assessed is included in the schedules below, followed by a summary of the corporation’s considerations and conclusions regarding the calculated impacts for each measure.

A.	Quantitative Analysis of Materiality on Comprehensive Income – Rollover Method.

The following schedule summarizes the quantitative impact of the identified goodwill error on the corporation’s comprehensive income both individually and together with all other identified out of period (“OOP”) items impacting comprehensive income disclosed for each respective fiscal period.

		Goodwill Denomination Error Quantitative Impact		Aggregate Error Quantitative Impact
	Comprehensive Income – As Reported	Impact of Error	Error as a % of C.I.	OOP Items Impacting Comprehensive Income	Aggregate Error Impacting Comprehensive Income	Aggregate Error as a % of C.I.
Prior Quarterly Periods
Q1 2006 YTD	$28	$3	10.8%	$(5)	$(2)	(7.7)%
Q2 2006 YTD	429	15	3.5%	(2)	13	3.1%
Q3 2006 YTD	501	2	0.4%	10	12	2.4%
Q4 2006 YTD	777	(30)	(3.8)%	12	(18)	(2.3)%
Q1 2007 YTD	580	(2)	(0.4)%	10	8	1.3%
Q2 2007 YTD	663	(32)	(4.8)%	38	6	0.9%
Q3 2007 YTD	842	(40)	(4.7)%	39	(1)	(0.1)%
Q4 2007 YTD	1,185	(47)	(4.0)%	31	(16)	(1.4)%

Q1 2006	28	3	10.8%	(5)	(2)	(7.7)%
Q2 2006	401	12	3.0%	3	15	3.9%
Q3 2006	72	(13)	(18.5)%	12	(1)	(1.6)%
Q4 2006	276	(32)	(11.5)%	2	(30)	(10.8)%
Q1 2007	580	(2)	(0.4)%	10	8	1.3%
Q2 2007	83	(30)	(35.7)%	28	(2)	(2.2)%
Q3 2007	179	(8)	(4.5)%	1	(7)	(3.7)%
Q4 2007	343	(7)	(2.1)%	(8)	(15)	(4.4)%

See additional discussion regarding the corporation’s assessment of the quantitative error impact with respect to the total mix of information used by investors and analysts. The corporation’s considerations are discussed below in “D. Conclusions regarding the quantitative impacts of the error.”

Securities and Exchange Commission

July 17, 2009

B.	Quantitative Analysis of Materiality on Comprehensive Income – Iron Curtain

The following schedule summarizes the quantitative impact of the identified error on the corporation’s comprehensive income using the iron curtain approach, which identifies the impact of correcting the cumulative error on the corporation’s balance sheet at the end of each fiscal period. Fiscal 2007 is the first annual period for which the corporation applied the dual approach required by SAB 108.

		Goodwill Denomination Error Quantitative Impact		Aggregate Error Assessment Quantitative Impact
	Comprehensive Income – As Reported	Cumulative Impact of Error	Error as a % of C.I.	OOP Items Impacting Comprehensive Income	Aggregate Error Impacting Comprehensive Income	Aggregate Error as a % of C.I.
Prior Quarterly Periods
Q1 2007 YTD	$580	$61	10.5%	$13	$74	12.7%
Q2 2007 YTD	663	91	13.7%	(18)	73	11.0%
Q3 2007 YTD	842	99	11.7%	(21)	78	9.3%
Q4 2007 YTD	1,185	106	8.9%	(6)	100	8.4%

Q1 2007	580	61	10.5%	13	74	12.7%
Q2 2007	83	91	109.2%	(18)	73	87.7%
Q3 2007	179	99	55.1%	(21)	78	43.5%
Q4 2007	343	106	30.8%	(6)	100	29.2%

See additional discussion regarding the corporation’s assessment of the quantitative error impact with respect to the total mix of information used by investors and analysts below in “D. Conclusions regarding the quantitative impacts of the error.”

C.	Quantitative Analysis of Materiality on Goodwill and Total Equity.

The following schedule summarizes the quantitative impact of the identified error on the corporation’s goodwill and total equity balances as of the end of each respective period.

		Goodwill		Total Equity
	Cumulative Impact of Error	Balance	% of Error	Equity Balance	% of Error
Q1 2006	$(26)	$3,156	(0.8)%	$2,279	(1.1)%
Q2 2006	(14)	3,142	(0.4)%	2,565	(0.5)%
Q3 2006	(27)	3,067	(0.9)%	2,503	(1.1)%
Q4 2006	(59)	3,052	(1.9)%	2,449	(2.4)%
Q1 2007	(61)	2,779	(2.2)%	2,720	(2.2)%
Q2 2007	(91)	2,708	(3.3)%	2,500	(3.6)%
Q3 2007	(99)	2,713	(3.6)%	2,630	(3.8)%
Q4 2007	(106)	2,722	(3.9)%	2,615	(4.0)%

Securities and Exchange Commission

July 17, 2009

The corporation determined that, based on the percentages highlighted in the schedule above, the impacted balance sheet accounts and the financial statements taken in their totality were not materially misstated as a result of the goodwill measurement error.

D.	Conclusions regarding the quantitative impacts of the error.

In its considerations of the significance of each of the quantitative metrics identified above, the corporation considered the importance of these metrics to its investors and analysts in assessing the corporation’s performance. As referenced more fully in our previous response, the corporation focused on the “total mix” of information in answering the question suggested by Todd Hardiman in his 2007 remarks, “Why doesn’t the size of the error matter to the reasonable investor?”

Management does not believe that it is likely that the judgment of a reasonable person would change with the inclusion of any of the errors highlighted by either the rollover method or iron curtain method for any of the periods assessed above. Comprehensive income is valuable to financial statement users in that it provides a measure of balance sheet movements not otherwise recognized on an entity’s income statement, together with those realized earnings or losses. While the comprehensive income metric provides some value, it is subject to fluctuations based on movements in currencies that will not be realized by an entity and will not have any impact on the underlying business results of that entity. In some cases, movements in currency or other unrecognized balance sheet fluctuations can offset the underlying trends in an entity’s performance. As a result, comprehensive income is not a measure widely used to assess business performance or to predict trends and establish expectations for a company’s future operations.

The corporation believes that comprehensive income is not a measure that is relied upon by analysts, but that investor and analyst focus is generally on income statement and cash flow metrics such as sales, operating income, EBIT, EBITDA and free cash flow. In addition, analysts and investors will often exclude the impact of currency translation in order to gain insight into the performance of underlying operations. In recent years, the corporation has not received any questions from investors or analysts regarding comprehensive income, and analyst reports have not referenced or mentioned comprehensive income as a measure that is monitored and used for assessment of performance or business valuation purposes. This absence implies that the change in comprehensive income related to goodwill measurement would not be considered.

Under both the rollover and iron curtain methods, the corporation concluded that the impacts of all errors were not quantitatively significant individually, or in the aggregate, for investor and analyst considerations of the total mix of information. The most significant out of period impacts were for the second, third and fourth fiscal quarters of 2007 under the iron curtain approach. For these quarterly periods, and for all other periods assessed, the corporation focused on the following factors that would be of importance to financial statement users in its determination with respect to whether or not the judgment of financial statement users would be altered by the goodwill measurement error:

Securities and Exchange Commission

July 17, 2009

•	Primary focus on income statement and cash flow metrics, which were unaffected by the error
•	Reliance on consideration of year to date information and expected annual results in the “total mix” of information, which were not quantitatively material for any periods

•

Understanding that comprehensive income for any given quarterly period may represent a relatively low quantitative result that is not commensurate with the underlying results of the business that are key to investor and analyst focus, solely as a result of changes in currency exchange rates

•	Consideration of impact on the corporation’s full set of financial statements, including an immaterial impact to key balance sheet accounts

•	Acknowledgement that correction of the errors in any period would not have given rise to an impaired goodwill balance or otherwise impacted the corporation’s income statement.

Based on all factors considered in its assessment, the corporation determined that the judgment of a reasonable person would not be altered by the impact of the goodwill measurement error for any prior periods and, therefore, that the identified misstatements of comprehensive income are not material. In the spirit of transparency, the corporation included disclosure in its Forms 10-Q for the second and third fiscal quarters of 2008 and the 2008 annual report on Form 10-K describing the nature of the error, the amount of the error and the correction that was recorded during the second quarter.

Qualitative Analysis of Materiality

The corporation’s assessment of the qualitative considerations included in SAB 99 is consistent for all periods for which the corporation assesses quantitative materiality. Therefore, the qualitative discussion provided in the previous response has not been restated in this communication.

Acknowledgements and Closing Comments

As requested in the Comment Letter, Sara Lee Corporation acknowledges that:

1.	Sara Lee is responsible for the adequacy of disclosures in the Form 10-K and Form 10-Q;

2.	Staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.	Sara Lee may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We do not believe that any of the staff’s comments in the Comment Letter raises a material issue with respect to disclosures contained in Sara Lee’s Form 10-K and Form 10-Q. Additionally, we believe that each of the staff’s comments can be appropriately addressed, in the manner indicated above, in Sara Lee’s future filings with the Commission. Accordingly, the corporation respectfully requests that it be allowed to make the changes described above in future filings with the Commission, rather than by amending our Form 10-K or Form 10-Q.

Securities and Exchange Commission

July 17, 2009

If you have any questions regarding the matters covered by this letter, or desire additional information, please contact me at (312) 558-8562 or via email at tom.shilen@saralee.com. Should the staff disagree with Sara Lee’s conclusions regarding any of the comments described in this letter, we respectfully request the opportunity to confer with the staff prior to the staff making its final determination.

Very truly yours,

/s/ Thomas S. Shilen, Jr.
Senior Vice President and Corporate Controller

cc:	Mark Garvey, Vice President and Interim Chief Financial Officer

Brett Hart, Executive Vice President, General Counsel and Corporate Secretary